September 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Julie Sherman
Terence O’Brien
Conlon Danberg
Margaret Schwartz

Re:	Oriental Rise Holdings Limited
Amendment No.1 to Draft Registration Statement on Form F-1
Submitted July 7, 2023
CIK No. 0001964664

Dear Sir and Madam:

On behalf of Oriental Rise Holdings Limited, a Cayman Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended Registration Statement on Form F-1 (the “Amended F-1”) in response to the comments of the staff (the “Staff”), dated July 21, 2023, with reference to the Company’s Amendment No.1 to Draft Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on July 7, 2023.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No.1 to Draft Registration Statement on Form F-1 filed July 7, 2023

Cover Page

1.	We note your response to previous comment 6 and re-issue in part. Please revise here to state whether any transfers, dividends or distributions have been made to investors.

Response: In response to this comment, the Company has amended the disclosure on the cover page, in item no. 3 of the section entitled “The structure of cash flows within our organization . . .” to explicitly state that no transfers, dividends, or distributions have been made to investors to date.

Commonly Used Defined Terms, page ii

2.	We note your revised disclosure in response to previous comment 7 and re-issue the comment. We acknowledge your statement that you have no operations, and do not intend to begin operations, in the special administrative region of Macau. However, it is still possible that the Company could begin operations in Macau in the future. Additionally, your revised definition of “Mainland China” includes a carve out for the special administrative region of Hong Kong which was previously included in your defined term for “China” or the “PRC.” As such, please revise your disclosure to clarify that the legal and operational risks associated with operating in China discussed elsewhere in the prospectus would also apply to operations in Macau and Hong Kong. In this regard we note that your cover page disclosure refers to you being “exposed to legal and operations risks associated with having substantially all of our operations in Mainland China” and your risk factor section includes similar revisions.

Response: The Company has revised the disclosure on page ii of the Amended F-1 to revise the definition of “China” or “PRC”, in which Macau and Hong Kong are included. Where appropriate, the Company has also revised the Registration Statement to refer simply to “China” rather than “Mainland China” to clarify that various legal and operational risks associated with operating in the Chinese mainland would also apply to operations in Macau and Hong Kong to the extent applicable. As noted in the Registration Statement, however, the Company currently conducts all business operations in Mainland China. In cases where the distinction between Mainland China and the Hong Kong and Macau Special Administrative Regions of the People’s Republic of China remains legally or economically relevant, references to “Mainland China” have been retained.

Prospectus Summary

Our Business Strategy, page 6

3.	We note your response to previous comment 13 and re-issue the comment. The revised disclosure does not appear to reconcile the different estimates, identify the industry observers making the projections or discuss the material assumptions underlying the projections.

Response: In response to this comment, the Company has amended the disclosure on page 6, 38, 67 and 96 of the Amended F-1 to reconcile the different estimates, and it has amended the disclosure to identify the industry observers making the projections and to discuss any material assumptions underlying the projections.

4.	We note your response to previous comment 14 and re-issue the comment in part. Your disclosure on page 98 still references the estimated cultivation capacity for 2022. Please remove this reference as it does not appear you closed these acquisitions prior to the end of 2022. Additionally, please include an estimate of when you expect to close the anticipated acquisition of these additional tea gardens.

Response: In response to this comment, the Company has amended the disclosure on page 97 of the Amended F-1 to include an estimate of when the Company expects to close the anticipated acquisition of these additional tea gardens.

5.	We note your response to previous comment 15 and re-issue the comment in part. If known, please provide an estimated cost for your planned purchase of an automatic production line for the production of your refined tea and note if you intend to make this purchase using the expected net proceeds from the offering.

Response: In response to this comment, the Company respectfully notes that the Registration Statement contains the following disclosure at page 7 and page 97: “We intend to acquire four automatic production lines for production of primarily processed white tea at a total anticipated cost of approximately US$0.73 million (RMB 4.90 million) using expected net proceeds from this offering.”

Capitalization, page 63

6.	Please provide a note to the second column explaining the details of the referenced issuance in January 2023. Revise the second bullet point preceding the table to clarify the nature of this column. It currently describes the “first pro forma column” as reflecting the sale of the 4,000,000 ordinary shares, when it appears to be reflecting the sale of 15,999,900 shares in January 2023.

Response: In response to this comment, the Company has amended the disclosure on page 62 of the Amended F-1 to clarify and correct its descriptions of the columns in the table. In addition, a note has been added to the second column explaining the details of the referenced issuance in January 2023.

Business

The Tea Gardens We Operate, page 105

7.	We note your response to previous comment 27 and re-issue the comment in part. Your revised disclosure notes that “[u]pon the expiration of the entrusted management period stipulated in this agreement or the early termination of this agreement due to reasons, the tea garden managers shall conduct handover procedures with the Company within 10 days.” Please expand on this description to explain what reasons could lead to the early termination of the agreement or otherwise provide more detail on the applicable termination provisions.

Response: In response to this comment, the Company has amended the disclosure on page 104 of the Amended F-1 to expand on this description.

8.	We note your revised disclosure in response to previous comments 29 and 31 and re-issue the comments in part. Please include disclosure concerning the termination provisions of the agreements discussed throughout in this section. If the agreements do not have applicable termination provisions, please state so in your description of the relevant agreement.

Response: In response to this comment, the Company has amended the disclosure on page 105,106, page 107, and page 109 of the Amended F-1 to include the termination provisions of the relevant agreements.

PRC Regulation

Laws and Regulations Relating to Land Use

Overview of Relevant PRC Laws and Regulations on Buildings, page 124

9.	We note your revised disclosure in response to previous comment 32 and re-issue the comment in part. We note your new disclosure that the lack of certain title certificates “could have a material impact on [y]our business and operations.” Please include risk factor disclosure regarding the lack of title certificates and the possible consequences to your business and operations.

Response: In response to this comment, the Company has amended the Registration Statement to add a new risk factor at page 33 discussing risks related to the lack of title certificates and the possible consequences to its business and operations.

Description of Share Capital, page 136

10.	Please explain your accounting for the 9,599,900 shares issued to parties controlled by founders of your company, including whether the issuances were treated as in-substance recapitalization transactions and how the issuances were reflected in the calculation of earnings per share for periods prior to their issuance. Refer to SAB Topic 4D and ASC 260-10-55-12.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the purpose of the issuance of 9,599,900 shares to the existing shareholders at par value of $0.001 (“nominal consideration”) on January 10, 2023, was a part to restructure the number of outstanding ordinary shares prior to our IPO.

The Codification of Staff Accounting Bulletins, Topic 4: Equity Accounts, D. Earnings Per Share Computations in An Initial Public Offering (“SAB Topic 4.D”) or codified in ASC 260-10-S99-1, defines Pre-IPO common stock issued for nominal consideration is considered to be “nominal issuance”.

In accordance with ASC 260-10-55-12, the nominal issuance is considered recapitalization in substance and shall be reflected in manner similar to a stock split or stock dividend for which retroactive treatment is required.

We have revised our disclosures on F-3, F-4, F-6 and F-21.

11.	Regarding the 6,400,000 shares sold for $3,200,000, please explain the reasons for the difference between the $.50 sales price on January 10, 2023, and the estimated offering price of $5.00 included in your initial filing in March 2023.

Response: In response to this comment, the Company respectfully submits that the shares issued at $0.50 per share in January of 2023 were restricted securities issued to private investors by a private corporation, with no assurance that the Company’s planned initial public offering and exchange listing would be consummated. The consideration paid by these private investors was primarily determined by a valuation process involving a thorough analysis of the financial performance, growth prospects, and market capitalization of comparable companies operating in similar industries and markets. By benchmarking itself against these market-comparable companies, the Company arrived at what it believed to be a fair value for the ordinary shares issued to its pre-IPO private investors.

Regarding the difference between the valuation used for the private offering in January 2023 and the estimated offering price for the Company’s IPO, the Company respectfully submits that it is important to acknowledge the dynamic nature of market conditions and negotiations involved in conducting an IPO. When determining the proposed IPO offering price, the Company took into account not only recent valuations, but also the prevailing market environment, investor sentiment, and discussions with the Company’s underwriters. These elements collectively contributed to the determination of the final proposed public offering price, which aims to strike a balance between investor attractiveness and the long-term growth prospects of our company.

Consolidated statements of operations, page F-4

12.	Please revise your presentation of earnings per share to reflect the in-substance recapitalization through the issuance of shares to your founders in January 2023. It appears the recapitalization should be reflected in earnings per share for prior periods similar to a stock split. Refer to SAB Topic 4D and ASC 260-10-55-12.

Response: Following our response to comment 10 above, the Company has also updated the presentation of earnings per share to reflect the in-substance recapitalization through the issuance of shares to the founders in January 2023 on page F-4 of the Amended F-1.

Note 21. Capital Commitments, page F-22

13.	We note your response to comment 39. Please provide clarifying disclosure in Note 21, including when the management rights to the related land lots will transfer. Also, please reconcile the $12,393,000 prepayments on property, plant and equipment with the amount of $6,860,000 on the balance sheet or clarify where it has been recorded.

Response: In response to this comment, the Company has updated note 21 to the financial statements on page F-22 of the Amended F-1.

Note 23. Events after the reporting period, page F-22

14.	Please include the date you have evaluated subsequent events through.

Response: In response to this comment, the Company has updated page 62 and note 23 to the financial statements on page F-22 of the Amended F-1.

Exhibits

15.	We note your response to comment 8. Please have CIC revise its consent to expressly state that the expert or counsel consents to quotation or summarization of its quoted or summarized report.

Response: In response to this comment, the Company has amended the Amended F-1 to provide an updated consent from CIC, as Exhibit 23.2, which explicitly consents to quotation and summarization of its report.

We thank the Staff for its review of the foregoing and believe the Amended F-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited